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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIGHTPATH CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1453 Third Street Promenade, Suite 315
(No. and Street)

Los Angeles	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louie Ucciferri — 818-481-7641
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia, LLP
(Name – *if individual, state last, first, middle name*)

3501 Jamboree Road, Suite 540	Newport Beach	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Luigi Ucciferri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIGHTPATH CAPITAL, INC., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

See attached Jurat

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Ventura

Subscribed and sworn to (~~or affirmed~~) before me on this 27th day of February, 2018, by
(1) Luigi Ucciferri
(~~and (2)~~ ______),
Name(~~s~~) of Signer(~~s~~)

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

KATHLEEN A. ESPINOZA
Commission # 2130417
Notary Public - California
Ventura County
My Comm. Expires Oct 16, 2019

Signature Kathleen A. Espinoza
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Document Date: Undated

Number of Pages: 20 Signer(s) Other Than Named Above: no other signers

CONTENTS

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Lightpath Capital, Inc.

We have audited the accompanying financial statements of Lightpath Capital, Inc. (the "Company"), which comprise of the statement of financial condition as of December 31, 2017, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Anton & Chia, LLP

Newport Beach, CA
February 28, 2018

LIGHTPATH CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash		$ 245,611
Commission receivable		166,762
Total assets		$ 412,373

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 385,370
Total liabilities		385,370
Stockholder's' equity:		
Capital stock, no par value, 10,000 shares authorized, 100 shares issued and outstanding	34,000	
Retained earnings	(6,997)	
Total stockholder's equity		27,003
Total liabilities and stockholder's equity		$ 412,373

The accompanying notes are an integral part of these financial statements.

LIGHTPATH CAPITAL, INC.
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2017

Revenues :		
Commissions		$ 2,929,130
Fee based income		353,480
Other income		75,618
Total revenues		3,358,228
Operating expenses:		
Commission expense	$ 2,406,717	
Occupancy	8,499	
Payroll expenses	109,645	
Professional fees	537,394	
Regulatory fees, other taxes, and licenses	24,845	
Other expenses	95,418	
Total expenses		3,182,518
Income before income taxes		175,710
Income taxes		4,085
Net income		$ 171,625

The accompanying notes are an integral part of these financial statements.

LIGHTPATH CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2017

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at beginning of year	$ 34,000	-	11,378	45,378
Distributions	-	-	(190,000)	(190,000)
Net income for the year	-	-	171,625	171,625
Balance at end of year	$ 34,000	-	(6,997)	27,003

The accompanying notes are an integral part of these financial statements.

LIGHTPATH CAPITAL, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:		
Net income		$ 171,625
Adjustments to reconcile net income to net cash provided by for operating activities:		
Increase in commission receivable	$ (166,762)	
Increase in accounts payable and accrued expenses	303,317	
Total adjustments		136,555
Net cash flows provided by operating activities		308,180
Cash flows from investing activities		-
Cash flows from financing activities		
Distributions	(190,000)	
Net cash flows used for financing activities		(190,000)
Net increase in cash		118,180
Cash at beginning of year		127,431
Cash at end of year		$ 245,611

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 4,085
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

LIGHTPATH CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

LightPath Capital, Inc. (the "Company") was organized in the State of California in June of 1993, under the name of Protective Brokerage Corporation. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). In January of 1997, the Company changed its name to Streamline Capital Corporation, and in April of 2014, the Company changed its name to LightPath Capital, Inc.

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including merger and acquisition advisory services, the private placement of securities, and the introduction of institutional investors and investment managers.

Under its membership agreement with FINRA, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities and Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Method of Accounting

The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company receives commissions and fees which are recognized as earned.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements estimates.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

The Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax which is the greater of 1.5% of net income or $800.

(2) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ -	$ 4,085	$ 4,085
Deferred	-	-	-
Total	$ -	$ 4,085	$ 4,085

(3) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 16, 2018. No transactions or events were found that were material enough to require recognition in the financial statements.

(4) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2017, the net capital was $27,003 which exceeded the required minimum capital by $1,312. The aggregate indebtedness to net capital ratio was 14.27 to 1.

LIGHTPATH CAPITAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2017

Total equity from statement of financial condition	$ 27,003
Less non-allowable assets	-
Net capital	$ 27,003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3 % of aggregate indebtedness)	$ 25,691
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 25,691
Excess net capital	$ 1,312

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 385,370
Ratio of aggregate indebtedness to net capital	14.27 to 1
Percentage of debt to debt-equity total computed in in accordance with Rule 15c3-1 (d)	N/A

LIGHTPATH CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2017

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

LIGHTPATH CAPITAL, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2017

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Lightpath Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Lightpath Capital, Inc. (the "Company") identified the following provision of 17 C.F.R 15c3-3k under which the Company claimed an exemption from 17 C.F.R 240.15c3-3: (2)(i) the exemption provisions and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions review is substantially less in scope that an examination the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Anton & Chia, LLP

Newport Beach, CA
February 28, 2018

LightPath Capital, Inc.

Exemption Report

December 31, 2017

LightPath Capital, Inc. does not claim an exemption from SEC Rule 15c3-3.

While it does not hold customer funds or securities, it does not fit into one of the exemptive provisions of the rule.

Its business falls into a limited business category described in SEC Release 34-70073 in that it operates a private placement business on subscription basis.

Louie Ucciferri
Financial and Operations Principal

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURESREPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Stockholder
Lightpath Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerate below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Lightpath Capital, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc. (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed at our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Anton & Chia, LLP

Newport Beach, CA
February 28, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*****2917********************MIXED AADC 220
46299 FINRA DEC
LIGHTPATH CAPITAL INC
1453 3RD STREET PROMENADE STE 315 2,676
SANTA MONICA, CA 90401-3419

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 4,924.—

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,248.—)

7/27/17
Date Paid

C. Less prior overpayment applied (~~2,676.~~)

D. Assessment balance due or (overpayment) 2,676.—

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,676.—

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,676.—

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LightPath Capital, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15th day of February 2018.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: 2/6/18 Postmarked 2/20/18 Received 2/23/18 Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,282,610.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 3,282,610.
2e. General Assessment @ .0015	$ 4,924. (to page 1, line 2.A.)